Exhibit 99.1

Pembina Pipeline Corporation Reveals Plans for Diluent Terminal Development

CALGARY, Oct. 9, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) today announced plans to proceed with construction of the Canadian Diluent Hub ("CDH"), a large-scale condensate and diluent terminal at its Heartland Terminal site near Fort Saskatchewan, Alberta.

The initial phase of CDH development is estimated to cost $350 million and will include 600,000 barrels of above ground storage, multiple inbound and outbound pipeline connections, plus associated pumping and metering facilities. In anticipation of future customer demand and as part of an anticipated second phase of development, Pembina has also completed detailed engineering studies for the construction of additional rail facilities and underground cavern storage development.

The Canadian Diluent Hub is designed to augment Pembina's existing diluent handling facilities in the Fort Saskatchewan area which includes approximately 20,000 barrels per day ("bpd") of rail import capacity, 500,000 barrels of underground diluent storage and approximately 180,000 bpd of existing delivery capacity to third-party diluent delivery pipelines. The proposed facilities are designed to accommodate contracted diluent supply volumes from the Company's previously announced field gas plant, pipeline and natural gas liquids ("NGL") fractionator expansions. The Company expects CDH to become a new market hub for condensate and other diluents by offering customers:

•	direct access to a growing and diverse diluent supply through Pembina and third-party pipeline connections;
•	a variety of condensate qualities, crude grades and synthetic crude oil;
•	segregation infrastructure and flexibility to accommodate proprietary and premium diluent blends;
•	direct connectivity to third-party market terminals and pipelines that supply and serve oil sands producers;
•	marketing services to facilitate supply aggregation;
•	above ground and cavern storage services; and
•	access to rail import facilities and future export connections.

"We are excited to communicate our vision for the Canadian Diluent Hub," said Paul Murphy, Pembina's Senior Vice President, Pipeline & Crude Oil Facilities. "As the terminus of Pembina's condensate pipeline for its Peace system, the Heartland site is ideally-located adjacent to all major diluent pipelines servicing the Athabasca oil sands producing region. This development, combined with our existing asset base, will allow us to provide our customers with a reliable and cost-competitive supply of not only condensate, but other diluents such as light sweet crude, synthetic crude oil and custom diluent blends. We expect CDH will become the preferred point of access to satisfy growing diluent demand in the Heartland area."

The concept for CDH evolved as an extension of Pembina's Nexus Terminal, which includes Pembina's terminal assets in the Namao, Edmonton, Redwater and Fort Saskatchewan areas of Alberta. The Company's previously announced pipeline and NGL fractionation expansions will provide customers with a dedicated condensate supply system. This system, which originates in Northeast British Columbia and spans throughout Northwest Alberta, directly links Pembina's NGL fractionation supply to the Heartland area demand centre.

"Once we complete our pipeline system expansions and NGL fractionators, we expect to be the largest domestic supply source for condensate in Alberta," said Mr. Murphy. "The Canadian Diluent Hub is being driven by increasing production volumes from the ongoing development of the Montney and Duvernay formation resource plays in our service areas. Production from these plays is fueling infrastructure development and with our access to condensate, customers are keen to have us expand our diluent service offerings. It is also being driven by customer support to further develop the existing energy hub in the Alberta Industrial Heartland, due to its proximity to oil sands and diluent pipelines and associated terminals. CDH builds on the condensate services we already offer and will create incremental solutions for our customers while supporting long-term shareholder value."

Site preparation began in late-2013 and is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing-in incremental storage and pipeline connections to regional condensate delivery systems in 2016 with a view to achieving full connectivity of and service offerings at CDH in the second quarter of 2017.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "potential", "estimate", "anticipate", "could", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expected integration of CDH with Pembina's existing and future infrastructure and Company strategy; anticipated capital expenditures relating to CDH; planning, construction, schedule, in-service date, activities and operations with respect to CDH; Pembina's expectations around access to markets and supply sources. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: oil and gas industry exploration and development activities; prevailing commodity prices, interest rates and exchange rates; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and transportation services; that third parties will provide any necessary support; that counterparties will comply with contracts in a timely manner; potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment and External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 08:00e 09-OCT-14